ISSUED ON BEHALF OF RELX PLC

2 May 2023

TOTAL VOTING RIGHTS

As at 28 April 2023, RELX PLC’s capital consists of 1,936,449,679 ordinary shares of 14 51/116 pence each. RELX PLC holds 34,583,024 ordinary shares in Treasury.

Therefore, the total number of voting rights in RELX PLC is 1,901,866,655 and this figure may be used by shareholders as the denominator for the calculations by which they will determine whether they are required to notify their interest in, or a change to their interest in RELX PLC under the FCA’s Disclosure and Transparency Rules.